Integra Resources Corp.

Management's Discussion and Analysis

For the Three and Nine-Month Periods Ended

September 30, 2023 and 2022

Expressed in US Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine-month periods ended September 30, 2023, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance, and present and future business environment.

This MD&A has been prepared by management as at November 14, 2023 and should be read in conjunction with the unaudited interim condensed consolidated financial statements of Integra for the three and nine-month periods ended September 30, 2023 and 2022 and the Company's audited consolidated financial statements for the years ended December 31, 2022 and 2021 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). Further information on the Company can be found on SEDAR+ at www.sedarplus.ca and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier high margin gold and silver producer.

As of November 14, 2023, the senior executives and directors of the Company were:

George Salamis	Executive Chair
Jason Kosec	President, CEO and Director
Andrée St-Germain	Chief Financial Officer
Timothy Arnold	Chief Operating Officer
Stephen de Jong	Lead Director
Timo Jauristo	Director
Anna Ladd-Kruger	Director
C.L. "Butch" Otter	Director
Carolyn Clark Loder	Director
Sara Heston	Director
Eric Tremblay	Director

The Company is incorporated under the Business Corporations Act (British Columbia) (the "BCBCA").

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture Exchange ("TSX-V"), under the trading symbol "ITR" and trades in the United States on the NYSE American under the stock symbol "ITRG".

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

The Company's warrants trade on the TSX-V under the symbol MPM.WT.  Each warrant can be exercised for 0.092 Integra share.

The Company completed a 2.5 to 1 share consolidation on May 26, 2023. As a result, the share figures disclosed in this MD&A have been adjusted for the consolidation.

The Company completed on May 4, 2023 its previously announced at-market merger with Millennial Precious Metals Corp ("Millennial"). As a result of the transaction, Millennial has become a wholly-owned subsidiary of Integra. The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Q3 2023 IN REVIEW AND RECENT EVENTS

EXPLORATION

DeLamar Updated Resources

On September 26, 2023 the Company announced an updated NI43-101 mineral resources estimate ("MRE") for the DeLamar Project that incorporates the results from the highly successful stockpile drill program completed in April 2023. The stockpile drill program added a Measured and Indicated ("M&I") resource of 504,000 ounces ("oz") gold equivalent ("AuEq")* and an Inferred resource of 46,000 oz AuEq. The mineral resources added from this drilling were successfully within the Company's previously shared guidance range. The mineralized stockpile and backfill material that was incorporated into the updated DeLamar MRE demonstrates the potential for this material to significantly increase the heap leach mine life in future phases of planned production. The updated DeLamar MRE increased the total heap leachable oxide-and-mixed ounces within the M&I category by ~25% and increased the total Inferred ounces by ~31%. In total, ~90% of the updated MRE falls within the M&I category. Subject to future studies, management believes that these resources will most likely enhance the already robust economics of the DeLamar gold-silver project.

*AuEq = Au + (Ag / 77.7)

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Mineral Resource Estimation Overview:

  The gold and silver MRE at DeLamar were modeled and estimated by Michael Gustin of RESPEC, an independent Qualified Person as defined in NI 43-101. Mr. Gustin evaluated the drill data statistically, separately interpreting gold and silver mineral domains on sets of 30 m spaced cross sections. Analysis was completed on the modeled mineralization spatially and statistically to aid in the establishment of estimation and classification parameters, interpolating grades into a three-dimensional block model using 3D gold and silver mineral domains to constrain the estimation (Inverse Distance Cubed). Mineral resources were constrained to lie within resource pit shells then classified based on geometrical and statistical parameters.
  The Oxide, Mixed and Non-Oxide material was modeled in 3D using both geological and analytical data ('cyanide solubility checks'). Different recoveries and economical parameters were applied to each of these oxidation domains.
  The reported MRE have been constrained within optimized pit shells using a gold price of US$1,800/oz Au and a silver price of US$21/oz Ag. These metal prices, as well as the metal recoveries summarized below, were used to calculate gold equivalent cut-off grade and contained ounces.
  Geotechnical pit slope angle varies per rock type between 30 degrees and 45 degrees.
  Additional inputs for Whittle pit-optimization include: mining costs from US$1.70 to US$2.00/tonne mined; heap leach costs from US$3.00 to US$5.00/tonne, milling costs from US$9.75 to US$16.75/tonne, and general and administrative costs of US$0.40/tonne processed.
  Recoveries for the MRE are as follows:
    DeLamar In-situ recoveries: heap leach Oxide 90%/40% for Au/Ag; heap leach Mixed 70%/50% for Au/Ag.
    Florida Mountain In-situ recoveries: heap leach Oxide 90%/55% for Au/Ag; heap leach Mixed 75%/60% for Au/Ag.
    North DeLamar Stockpile recoveries: heap leach 70%/60% for Au/Ag; Stockpile 1 heap leach recoveries: 80%/50% for Au/Ag; Stockpile 2 heap leach recoveries: 80%/55% for Au/Ag; Jacobs Gulch Stockpile and Florda Mountain backfill recoveries: 90%/45% for Au/Ag.
    Glen Silver In-situ Non-Oxide recoveries: 78%/78% for Au/Ag; Milestone In-situ Non-Oxide recoveries: 70%/75% for Au/Ag; Other mill areas In-situ Non-Oxide recoveries: 87%/87% for Au/Ag; Florida Mountain In-situ Non-Oxide recoveries: 95%/92% for Au/Ag.
  The MRE is based on 372,888 m in 3,185 drill holes, either drilled by Integra or previous owners.
  In 2022, Integra initiated the stockpile drill campaign which concluded in April 2023. In total, the Company drilled 12,588 m in 321 drill holes using both reverse circulation and sonic drills. The drill campaign covered approximately 80% to 90% of the 60 million tonnes of mineralized stockpiles and backfill. The remaining tonnes of mineralized stockpiles and backfill were not drilled primarily due to safety concerns related to winter weather. The Company believes that the remaining tonnes can be drilled in the future and converted into resources.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Table 1: 2023 DeLamar Project Mineral Resources Estimate: Measured, Indicated and Inferred

Type	Class	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
Oxide	Measured	6,313,000	0.36	74,000	16.9	3,427,000
	Indicated	42,346,000	0.35	471,000	13.4	18,291,000
	Inferred	11,132,000	0.28	99,000	7.8	2,795,000
	Meas + Ind	48,659,000	0.35	545,000	13.9	21,718,000

Oxide	Measured	6,313,000	0.36	74,000	16.9	3,427,000
	Indicated Inferred	42,346,000 11,132,000	0.35 0.28	471,000 99,000	13.4 7.8	18,291,000 2,795,000
	Meas + Ind	48,659,000	0.35	545,000	13.9	21,718,000

NonOxide	Measured	21,056,000	0.51	345,000	32.8	22,198,000
	Indicated Inferred	65,486,000 18,561,000	0.45 0.38	943,000 229,000	22.2 14.0	46,640,000 8,371,000
	Meas + Ind	86,542,000	0.46	1,288,000	24.7	68,838,000

Stockpiles	Measured	-	-	-	-	-
	Indicated Inferred	42,455,000 4,877,000	0.22 0.17	296,000 26,000	11.8 9.8	16,149,000 1,535,000
	Meas + Ind	42,455,000	0.22	296,000	11.8	16,149,000

Total Resources	Measured	37,412,000	0.46	554,000	27.2	32,657,000
	Indicated Inferred	210,424,000 43,101,000	0.35 0.31	2,381,000 428,000	16.3 10.8	110,091,000 15,002,000
	Meas + Ind	247,836,000	0.37	2,935,000	18.1	142,748,000

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Michael M. Gustin, C.P.G. and Principal Consultant for RESPEC, is a Qualified Person as defined in NI 43-101, and is responsible for reporting mineral resources in this technical report. Mr. Gustin is independent of Integra.

3. In-Situ Oxide and Mixed and all Stockpile mineral resources are reported at a 0.17 and 0.1 g AuEq/t cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is August 25, 2023.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

NI 43-101 Technical Report

A NI 43-101 technical report dated October 31, 2023 is available on the Company's website and SEDAR+ profile at www.sedarplus.ca

The results of the PFS on DeLamar included in the technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold-Silver project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022, remain unaffected by this MRE update and have been included in the Report.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

DEVELOPMENT

DeLamar Project Development Drilling:

Metallurgical and Highwall Geotechnical Drilling:  The Company drilled approximately 2,800m in Q3 2023, for a total of 3,288m year to date.

Condemnation Drilling:  The Company drilled approximately 914m in Q3 2023, for a total of 1,604m year to date.

Facility Geotechnical Drilling: The company drilled nearly 200m for facility design and clay resource development. Nine test pits were completed for heap leach design geotechnical investigations and 6 test pits were dug for sand and gravel resource exploration. Three additional test pits were excavated in the legacy dumps and backfill to aid in Development Rock Storage Facility (DRSF) design.

This critical work is designed to further de-risk the project and to prepare it for next year's Feasibility Study and future development.

DeLamar Project Engineering/Metallurgical Work:

The Florida Mountain DRSF was moved back to the PFS location in Q3. Jacob's Gulch legacy waste material will be mined prior to the portion of the DRSF being filled. The final Mine Plan of Operations (MPO) production schedule was also completed. Cross sections were generated for the pits, DRSF's and backfill areas for the MPO document. Cap and cover design for the flat and sloped surfaces of DRSF's and the heap leach facility were evaluated, as well as water handling, storage, and management plans. Heap Leach pond sizing progressed in Q3, and a meeting was conducted with Idaho Department of Water Resources to align on design specifications. A review meeting was also conducted with the Bureau of Land Management (BLM) and other state agencies on draft sections of the MPO document for incorporation into the final version.

The highwall geotechnical and metallurgical drill program progressed in Q3. This will provide material needed to fill existing data gaps from the PFS and complete feasibility study (FS) level testing. The planned condemnation program was also completed in Q3. Geotechnical test pits were completed in legacy waste materials for DRSF design. Test pitting and geotechnical drilling progressed in the areas of the heap leach pads, DRSF's, clay resource, and sand and gravel resources in Q3.

A preliminary Traffic Study of Trout Creek and Cow Creek Roads was completed in Q3, and an internal economic trade off of Cow Creek road upgrades progressed for review in Q4.

The Power Supply Study was received in Q3 and several revisions have been made. The final report will be delivered in Q4, but information necessary for the MPO has been received.

Inputs for the resource update were delivered in Q3, as well as the applicable chapters for the report. Other work included gathering inputs for mine plan optimization work is expected in Q4.

Q3 metallurgical work included the completion of column tests on 3 materials from 2 different areas of the DeLamar deposit that have not previously been column tested, and 2 composites from Florida Mountain previously leached at 2", re-crushed to ½" for size comparison and all were incorporated into the recovery model. A column on a master composite of mixed material  ~1/4" for DeLamar was also completed to better define the size sensitivity and potential for recovery improvements, but did not show significant opportunity.

Bottle roll tests continue on composites from the legacy dump and backfill drilling, and column leach test composites were prepared in Q3. This critical work is designed to further de-risk the project and to prepare it for next year's Feasibility Study and future development.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

DeLamar Permitting:

Integra continued to coordinate monthly meetings with BLM, state agencies and the third party NEPA firm.  All field activities associated with the 2023 baseline studies for aquatic resources, wetlands, wildlife, cultural resources, vegetation, noise monitoring in Silver City, visual resources for proposed mine features and soils were completed by mid September.  All subconsultants will be submitting their baseline technical reports by the end of Q4 2023.

Integra continued its primary focus on the MPO which is scheduled to be submitted to the BLM in Q4 2023.  Primary critical path items including hydrogeologic modeling focused on pit water interactions with meteoric and groundwater, pit water and rock geochemistry for proposed pits and DRSFs, with a focus on fate and transport modeling of groundwater in these areas.  Efforts were focused on reclamation and closure planning, backfill sequencing for closure, site wide water balance and sources of makeup water for mine operations.  Integra continued weekly coordination meetings with internal personnel and subconsultants with the primary focus on water geochemistry, closure/reclamation of in pit backfill, DRSF engineering design concepts for encapsulating potential acid generating (PAG) material for post closure reclamation strategy and design for final water management strategies after site closure and Heap Leach drawdown geochemical modeling.  Additional sections of the MPO were submitted in draft format to the agencies for initial review and comment prior to submittal of the full document to support a timely completeness review by the agencies in Q1 2024.

Integra continued to advance the groundwater Hydrogeologic Conceptual Site Model (HCSM) by continued refinement and calibration to the updated mine site features proposed in the Mine Plan of Operations. Model development continued for pit and DRSF geochemistry and reclamation activities associated with groundwater/surface water infiltration and runoff interactions.

Integra continued to monitor the previously installed Vibrating Wire Piezometers (VWPs) as well as installing four of the proposed 6 VWPs in the proposed Florida Mountain and DeLamar Pits. These VWPs are being installed in select metallurgical or geotechnical areas to monitor groundwater elevations below the pits in proximity to underground workings and to further refine the model parameters and to better understand groundwater flows and elevations in these critical areas.

Integra conducted an audit on land status and claim maps to confirm mineral/surface holdings and land lease agreements in preparation for MPO submittal. The Company finalized an internal audit of existing surface and groundwater water rights within the company portfolio and the availability of these water right to be used for make-up water during mining. We also installed new flow measuring devices along Jordan Creek at the defunct US Geological Survey (USGS) gauging station and in Long Gulch to monitor and determine the quantity of water available within the basin that will be available during mining.

Integra completed Q3 surface water and groundwater sampling events in late July and early August.  Several of the surface water sample locations had already dried up despite high springtime runoff conditions, further supporting the short lived nature of the surface water hydraulic system in the project area.  Integra continued coordination with BLM, IDL and OEMR to present a draft version of the MPO, focusing on the proposed pit and development rock storage facilities locations and configurations for agency review in preparation for submittal in Q4.

Integra continued reclamation and reconciliation activities for all exploration drilling conducted on federal and private lands during the 2020 to 2023's winter drilling campaigns.  Integra conducted site tours with IDL and BLM personnel to review and coordinate site activities to initiate the release of historic disturbance acreage in Q4 2023.  Integra received approval on previously submitted amendments to the Stone Cabin EIS and conduct additional test pits and drilling on BLM administered lands in mid to late Q3.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

SOCIAL AND ENVIRONMENTAL

During Q3 the external affairs team oversaw its busiest quarter of the year, conducting extensive engagement with stakeholders from across the Company's project portfolio during the summer months. These engagements included but are not limited to meetings and events with local community members, representatives from Tribal Nations, NGO's, youth, educational institutions, civic groups, state and federal agency personnel, local elected government officials, and Member of Congress and Agency representatives in Washington, D.C. August saw the Company's most successful DeLamar Day event to date with 250 attendees, highlighting the local cultures of Tribal Nations, Basque, and Ranchers, and celebrated an official proclamation issued by Governor Brad Little proclaiming August 18, 2023 as "DeLamar Day" in the state of Idaho.  The external affairs team continued supporting efforts with the MPO team, particularly surrounding future mine access routes and tribal engagement.

During the three-month period ending September 30, 2023, Integra engaged with ~ 1,500 stakeholders, and made approximately $31,000 in direct investments into its local communities. Notable events supported and/or attended include the Silver City Property Owners Annual Meeting, the Owyhee Cattleman's Association AGM, DeLamar Day, the Idaho Mining Association's Washington DC congressional visit, and the American Mining Association AGM.

Engagement with Tribal Nations with current and/or ancestral ties to the lands surrounding Integra's projects have remained a high priority this quarter. Engagements included meetings with Tribal leaders, the coordination of Tribal cultural monitoring on project sites, supporting opportunities for resource gathering, site visits, and ceremonial events.

The Culture Committee held monthly meetings, and the Quarterly Women of Integra events have continued to see involvement from employees across the Company.

Water treatment operations followed their regular course at the DeLamar Project, and no material environmental or health and safety incidents were reported for the quarter across the Company's project portfolio.

2023 OUTLOOK

The Company closed its acquisition of Millennial on May 4, 2023. The combination of Integra and Millennial creates one of the largest precious metals exploration and development companies in the Great Basin, US. The combined company features a diversified portfolio of assets including Integra's past producing oxide heap leach focused gold-silver DeLamar Project in southwest Idaho and Millennial's oxide heap leach focused Wildcat and Mountain View Projects in western Nevada. The combined company boasts one of the largest gold-silver endowments in the Great Basin not controlled by a major mining company. In addition to the development pipeline, meaningful exploration potential exists in the BlackSheep, War Eagle and non-oxide targets at DeLamar and the Dune, Eden, Marr, Ocelot, Cerro Colorado and Red Canyon Projects. The combined company allows for significant resource growth potential while de-risking and permitting its flagship assets.

DeLamar Project - Revised Mineral Resources Estimate

The Company completed in April 2023 its stockpile drilling program started in 2022.  This program, designed to expand oxide and mixed gold-silver resources for future heap leach mine plans, was initiated on low-grade gold-silver stockpiles that were below the previous operators cut off grade which was dictated by much lower metal prices at the time.

The Company announced its DeLamar revised oxide resource estimate on September 26, 2023. The stockpile drill program added a measured and indicated resource of 504,000 oz AuEq and an inferred resource of 46,000 oz AuEq (see "Q3 in Review" section above for further details). The program successfully identified and delivered gold equivalent resources meeting and exceeding guidance and most importantly, with ~90% of the resources residing in an Indicated category. As a result, very little if any further drilling will be required to get these additional resources into a future mine plan at a feasibility level.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

The results from the stockpile drill program and preliminary metallurgical test work support the Company's view that the material stockpiled and/or used as backfill at DeLamar and Florida Mountain from previous operations could potentially substantially increase the heap leach mine life, allows for more operational flexibility and optimization, subject to additional studies and mine plans to be conducted. The stockpiled/backfill material is located at surface in multiple areas around the DeLamar Project, close to in-situ gold-silver mineralisation as defined in the PFS and planned mine infrastructure.

DeLamar Project - Permitting and Engineering

Permitting and engineering work at DeLamar will continue and is focused on a fully developed stand-alone heap leach gold-silver operation. Baseline study work is ongoing to support the submittal of a Mine Plan of Operations in late Q4 2023.

Wildcat and Mountain View Projects - Revised Mineral Resources Estimate and Maiden Preliminary Economic Assessment.

On June 28, 2023 the Company announced an updated NI 43-101 resource (the "Revised Wildcat and Mountain View Resource"), concurrently with a maiden preliminary economic assessment ("PEA") for Wildcat and Mountain View. The PEA demonstrates the potential for a low-cost, high-margin, heap leach gold-silver operation with a phased development and production strategy and robust economics. In short, this maiden PEA for the Wildcat and Mtn View projects successfully met and/or exceeded the company's guidance to its shareholders.

Wildcat & Mountain View PEA highlights include:

  After-tax NPV(5%) of $309.6 million (C$408.6 million) and 36.9% after-tax IRR using base case metal prices of $1,700/oz Au and $21.50/oz Ag
  After-tax NPV(5%) of $442.1 million (C$583.6 million) and 49.7% after-tax IRR using spot metal prices on June 27, 2023 of $1,920/oz Au and $22.00/oz Ag
  Wildcat & Mountain View generate combined annual production of ~94koz AuEq from year 1-5 with average annual production of 80koz AuEq over the 13 year Life-of-Mine ("LOM")
  LOM payable metals from Wildcat & Mountain View of 1,043koz AuEq
  LOM site level cash costs of $882/oz AuEq on a co-product basis; LOM site level all-in sustaining cash costs ("AISC") of $973/oz AuEq on a co-product basis
  Year -1 initial capex of $115 million to begin operations at Wildcat
  Average oxide and transitional heap leach Au Recovery of 71.4% at Wildcat and 77.1% at Mountain View
  Low combined LOM strip ratio of 1.21 (Wildcat standalone strip ratio of 0.28)
  Total net free cash flow generated of $485 million over the LOM with average net annual free cash flow of $46 million from year 1-13

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

As part of the PEA, Integra completed an updated resource estimate for each of Wildcat and Mountain View. This resource update incorporates drilling from the 2021-2022 drill programs and is based on a new geological interpretation for lithological, structural, alteration and oxidation models. In addition to new drilling, which included validation of historical drill holes, the relogging and re-assaying of the available historical data provided enough information to upgrade the majority of the resources from the Inferred category into the Indicated category. Classification of the resources was interpreted manually considering various information such as geology, grade and recovery continuity as well as interpolation parameters and drilling spacing. The Company utilized a general guideline of 50m by 50m spacing for the Indicated resource and 100m by 100m for the Inferred resource. The resources were then constrained using Lerchs-Grossmann pit optimization to respect the definition of reasonable prospects for economic extraction. The updated resource estimate saw an increase in total in-pit gold equivalent ("AuEq") ounces driven primarily by the drilling that took place in 2021-2022 which allowed for the re-interpretation of the oxidation profile at Wildcat and a better constraint of the high-grade breccia body at Mountain View, new geotechnical parameters and metallurgical recoveries, and a higher Au price assumption. As a result of this geological and modeling work, approximately 80% of the resources for Wildcat & Mountain View are now upgraded to Indicated. This demonstrates ~85-90% conversion rate on the tonnage and ounces basis.

Please see "Properties" section below for further details on the updated NI 43-101 resource and the PEA. A NI 43-101 technical report dated July 30, 2023 is available on the Company's website and SEDAR+ profile at www.sedarplus.ca

Wildcat and Mountain View Projects - Exploration

The Company has submitted an exploration plan of operations ("EPO") for both Wildcat and Mountain View to the Bureau of Land Management which will increase the area of disturbance at both Wildcat and Mountain View from 5 acres to 400 acres. When received, the EPO will allow for significantly increased resource expansion drilling (2024 drilling program) through planned step-out drill holes. Resource growth at Wildcat and Mountain View has the potential to further enhance the economics and mine life demonstrated in the PEA results.

PROPERTIES

The combination of Integra and Millennial in May 2023 created one of the largest precious metals development and exploration companies in the Great Basin. The combined company features a diversified portfolio of assets including Integra's past producing oxide heap-leach focused gold-silver DeLamar Project in southwest Idaho and Millennial's oxide heap leach focused Wildcat and Mountain View Projects in western Nevada. In addition to the development pipeline, meaningful exploration potential exists in the BlackSheep, War Eagle and non-oxide targets at DeLamar and the Dune, Eden, Marr, Ocelot, Cerro Colorado and Red Canyon Projects from Millennial. The combined company allows for significant resource growth potential while de-risking and permitting its flagship assets.

The Company's material properties are the DeLamar Project, the Wildcat Property and the Mountain View Property.

Idaho:

DeLamar Project - Development stage (see page 11)

BlackSheep District - Exploration (see page 26)

War Eagle Property - Exploration (see page 27)

Nevada:

Wildcat Property - Development/Exploration stage (see page 20)

Mountain View Property - Development/Exploration stage (see page20)

Red Canyon Property - Exploration (see page 28)

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Ocelot Property - Exploration (see page 29)

Marr Property - Exploration (see page 29)

Eden Property - Exploration (see page 29)

Dune Property - Exploration (see page 29)

Arizona:

Cerro Colorado Property - Exploration (see page 30)

(1) DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar Deposit and Florida Mountain Deposit.

The bulk of the information in this section is derived from the "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023 (the "DeLamar Report"). The DeLamar Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The DeLamar Report also includes the results of a PFS and mineral reserve statement on the DeLamar project previously included in the NI 43-101 technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022.  The results of the PFS and the mineral reserve statement included therein and reproduced in the DeLamar Report remain unaffected by the updated mineral resource included in the DeLamar Report.  The PFS and mineral reserve statement have an effective date of January 24, 2022.  Sections 15, 16, 17, 18, 19, 21, 22, 23, and 24 have been reproduced in the DeLamar Report and have an effective date of January 24, 2022.

Economic Analysis

Economic highlights of the PFS for the DeLamar Project include:

  Initial construction period is anticipated to be 18 months;
  After-tax NPV (5%) of $407.8 million with a 27% after-tax IRR using $1,700 and $21.50 per ounce gold and silver prices, respectively;
  After-tax payback period of 3.34 years;
  Year 1 to 8 AuEq1 average production of 163,000 ounces (average 121,000 oz Au/year and 3,312,000 oz Ag/year);
  Year 1 to 16 AuEq average production of 110,000 ounces (average 71,000 oz Au/year and 3,085,000 oz Ag/year);
  After-tax LOM cumulative cash flow of $689.3 million; and
  Average annual after-tax free cash flow of $59.8 million during production.

Economic sensitivities of the DeLamar Project to changes in metal prices were evaluated based on constant gold to silver ratios as shown in the below table.

1 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Project Sensitivity to Metal Prices

$/oz Au	$/oz Ag	NPV (5%)	NPV (8%)	NPV (10%)	IRR	Payback
$ 1,500	$ 18.97	$198,811	$123,406	$84,281	16%	4.30
$ 1,550	$ 19.60	$251,296	$167,213	$123,450	19%	3.94
$ 1,600	$ 20.24	$304,035	$211,159	$162,701	22%	3.72
$ 1,650	$ 20.87	$355,830	$254,247	$201,148	24%	3.52
$ 1,700	$ 21.50	$407,817	$297,519	$239,771	27%	3.34
$ 1,750	$ 22.13	$459,528	$340,561	$278,192	29%	3.19
$ 1,800	$ 22.76	$510,589	$383,015	$316,060	32%	3.05
$ 1,850	$ 23.40	$561,343	$425,183	$353,653	34%	2.93
$ 1,900	$ 24.03	$611,998	$467,275	$391,183	36%	2.83
$ 1,950	$ 24.66	$662,697	$509,428	$428,785	39%	2.73
$ 2,000	$ 25.29	$713,650	$551,851	$466,659	41%	2.64

Mineral Resources and Reserves

Mineral Resource Estimate

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar project.  These in situ gold and silver resources were modeled and estimated by:

  evaluating the drill data statistically and spatially to determine natural gold and silver populations;

  creating low-, medium-, and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter (98.4-foot) intervals;

  projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window;

  slicing the three-dimensionally projected mineral-domain polygons along 6-meter-spaced (19.7-foot) horizontal planes at the DeLamar area and 8-meter-spaced (26.3-foot) planes at Florida Mountain and using these slices to rectify the gold and silver mineral-domain polygons on a set of level plans for each resource area;

  coding a block model to the gold and silver mineral domains for each of the two deposit areas using the level-plan mineral-domain polygons;

  analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and

  interpolating gold and silver grades by inverse-distance to the third power into 6 x 6 x 6-meter (19.7 x 19.7 x 19.7-foot) blocks for the DeLamar area and 6 x 8 x 8-meter (19.7 x 26.3 x 26.3-foot) blocks at Florida Mountain, using the coded gold and silver mineral-domain percentages to explicitly constrain the grade estimations.

The first-time estimate of stockpile resources, which are comprised of historically mined but not processed materials, were modeled similarly to the in-situ resources, but solids or closely spaced long sections were used instead of level plans.

The DeLamar project mineral resources were estimated to reflect potential open-pit extraction and processing by: crushing and heap leaching of oxide, mixed, and all stockpile materials at both the DeLamar and Florida Mountain areas; grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the non-oxide materials at the DeLamar area; and grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of non-oxide materials at Florida Mountain.  To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, pit optimizations for the DeLamar and Florida Mountain areas were run using the parameters summarized in Table 1.1 and Table 1.2, and the resulting pits were used to constrain the project resources.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Table 1-1  Resource Pit Optimization Cost Parameters

Table 1-2  Resource Pit-Optimization Metal Recoveries by Deposit and Oxidation State

	DeLamar In Situ			Florida Mountain In Situ			DeLamar Stockpiles			Florida Mtn Stockpiles
Process Type	Oxide	Mixed	Non- Oxide	Oxide	Mixed	Non- Oxide	N DM- SC	DM #1	DM #2	ALL
Heap Leach - Au	90%	70%	-	90%	75%	-	70%	80%	80%	90%
Heap Leach - Ag	40%	50%	-	55%	60%	-	60%	50%	55%	45%
Mill - Albion - Glen Silver - Au	-	-	78%	-	-	-	-	-	-	-
Mill - Albion - Glen Silver - Ag	-	-	78%	-	-	-	-	-	-	-
Mill - Albion - Milestone - Au	-	-	70%	-	-	-	-	-	-	-
Mill - Albion - Milestone - Ag	-	-	75%	-	-	-	-	-	-	-
Mill - Albion - Other Areas - Au	-	-	87%	-	-	-	-	-	-	-
Mill - Albion - Other Areas - Ag	-	-	87%	-	-	-	-	-	-	-
Mill - Agitated Leach - Au	-	-	-	-	-	95%	-	-	-	-
Mill - Agitated Leach - Au	-	-	-	-	-	92%	-	-	-	-

The pit shells created using these optimization parameters were applied to constrain the DeLamar project resources.  The in-pit resources were further constrained by the application of a gold-equivalent cutoff of 0.17 g/t to all in-situ model blocks lying within the optimized pits that are coded as oxide or mixed, a 0.1 g/t gold-equivalent cutoff to all stockpile  material, a 0.3 g/t gold-equivalent cutoff for in-situ blocks coded as non-oxide at DeLamar, and a 0.2 g/t cutoff for in-situ blocks coded as non-oxide at Florida Mountain.  Gold-equivalent grades were used solely for the purpose of applying the resource cutoffs, are a function of metal prices (Table 1.1) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 1.2).

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

The total DeLamar project resources are summarized in Table 1.3.

Table 1-3  Total DeLamar Project Gold and Silver Resources

Type	Class	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
Oxide	Measured	6,313,000	0.36	74,000	16.9	3,427,000
	Indicated Inferred	42,346,000 11,132,000	0.35 0.28	471,000 99,000	13.4 7.8	18,291,000 2,795,000
	Meas + Ind	48,659,000	0.35	545,000	13.9	21,718,000

Mixed	Measured	10,043,000	0.42	136,000	21.8	7,032,000
	Indicated Inferred	60,136,000 8,533,000	0.35 0.27	672,000 74,000	15.0 8.4	29,010,000 2,302,000
	Meas + Ind	70,179,000	0.37	808,000	16.5	36,042,000

NonOxide	Measured	21,056,000	0.51	345,000	32.8	22,198,000
	Indicated Inferred	65,486,000 18,561,000	0.45 0.38	943,000 229,000	22.2 14.0	46,640,000 8,371,000
	Meas + Ind	86,542,000	0.46	1,288,000	24.7	68,838,000

Stockpiles	Measured	-	-	-	-	-
	Indicated Inferred	42,455,000 4,877,000	0.22 0.17	296,000 26,000	11.8 9.8	16,149,000 1,535,000
	Meas + Ind	42,455,000	0.22	296,000	11.8	16,149,000

Total Resources	Measured	37,412,000	0.46	554,000	27.2	32,657,000
	Indicated Inferred	210,424,000 43,101,000	0.35 0.31	2,381,000 428,000	16.3 10.8	110,091,000 15,002,000
	Meas + Ind	247,836,000	0.37	2,935,000	18.1	142,748,000

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Michael M. Gustin, C.P.G. and Principal Consultant for RESPEC, is a Qualified Person as defined in NI 43-101, and is responsible for reporting mineral resources in this technical report. Mr. Gustin is independent of Integra.

3. In-Situ Oxide and Mixed and all Stockpile mineral resources are reported at a 0.17 and 0.1 g AuEq/t cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is August 25, 2023.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The project mineral resources are inclusive of the mineral reserves discussed herein.  The mineral reserve statement included herein has an effective date of January 24, 2022 and is unaffected by the mineral resource update included herein.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Mineral Reserve Estimate

Mineral Resources have been estimated for both the Florida Mountain and DeLamar Areas of the DeLamar Project.  The relevant author of the DeLamar Report has used Measured and Indicated Mineral Resources as the basis to define Mineral Reserves for both the DeLamar and Florida Mountain Areas.  Mineral Reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques.  The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel.  The relevant author of the DeLamar Report then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated Mineral Reserves.

The economic parameters and cutoff grades used in the estimation of the Mineral Reserves are shown in the table below. The overall leaching process rate is planned to be 35,000 tpd (38,581 tons) or 12,600,000 tonnes (13,889,123 tons) per year for both Florida Mountain and DeLamar Area oxide and mixed material.  DeLamar Area leach processing will also include agglomeration.  Initially only the oxide and mixed material will be processed, then starting in year 3, non-oxide will be processed through a plant constructed to operate at a rate of 6,000 tpd (6,614 tons) or 2,160,000 tonnes (2,380,992 tons) per year.

The cutoff grades applied reflect the cost to process material along with G&A and incremental haulage costs.  Note that royalties are built into the block values and are considered in determining whether to process the material.  While the DeLamar Area non-oxide breakeven cutoff grade would be $11.44/t according to the applicable costs, a cutoff of $15.00 was assigned to enhance the project's economic performance.

DeLamar and Florida Mountain Area Economic Parameters

	DeLamar			Florida Mnt
	Oxide	Mixed	Non-Oxide	Oxide	Mixed	Non-Oxide	Units
Mining Cost	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$/t Mined
Incremental Ore Haulage	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$/t Processed
Process Cost	$ 3.00	$ 4.00	$ 11.02	$ 2.75	$ 3.50	$ 9.00	$/t Processed
G&A	$ 0.44	$ 0.44	$ 0.22	$ 0.45	$ 0.45	$ 0.25	$/t Processed

GMV Breakeven COG	$ 3.64	$ 4.64	$ 11.44	$ 3.40	$ 4.15	$ 9.45	$/t Processed
GMV COG Used	$ 3.65	$ 4.65	$ 15.00	$ 3.55	$ 4.20	$ 10.35	$/t Processed

Final Process Costs	$ 4.27	$ 4.29	$ 11.91	$ 2.98	$ 3.67	$ 10.60	$/t Processed

GMV = gross metal value; COG = cutoff grade.

Total Proven and Probable Mineral Reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver.  The Mineral Reserves point of reference is the point where material is fed into the crusher.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Total Proven and Probable Mineral Reserves, DeLamar and Florida Mountain Area

	Classification	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag	Block Value
Oxide	Proven Probable	3,295 31,486	0.39 0.37	41 375	17.39 15.24	1,842 15,426	19.34 17.93
	P&P	34,782	0.37	416	15.44	17,268	$ 18.06
Mixed	Proven Probable	7,741 49,718	0.49 0.40	122 637	25.75 17.29	6,409 27,632	23.72 18.29
	P&P	57,459	0.41	759	18.43	34,042	$ 19.02
Non-oxide	Proven Probable	7,321 23,921	0.65 0.60	153 459	53.15 37.16	12,511 28,582	39.33 33.81
	P&P	31,243	0.61	612	40.91	41,093	$ 35.11
Total	Proven Probable	18,358 105,126	0.54 0.44	316 1,471	35.18 21.20	20,763 71,640	$ 29.16 $ 21.71
	P&P	123,483	0.45	1,787	23.27	92,403	$ 22.82

(1) All estimates of Mineral Reserves have been prepared in accordance with NI 43-101 and are included within the current Measured and Indicated Mineral Resources.

(2) Mineral Reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The Mineral Reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle.

(3) Mineral Reserves are reported using block value cutoff grades representing the cost of processing:

Florida Mountain Area oxide leach cutoff grade value of $3.55/t.

Florida Mountain Area mixed leach cutoff grade value of $4.20/t.

Florida Mountain Area non-oxide mill cutoff grade value of $10.35/t.

DeLamar Area oxide leach cutoff grade value of $3.65/t

DeLamar Area mixed leach cutoff grade value of $4.65/t.

DeLamar Area non-oxide mill cutoff grade value of $15.00/t.

(4) The Mineral Reserves point of reference is the point where is material is fed into the crusher.

(5) The effective date of the Mineral Reserves estimate is January 24, 2022.

(6) All ounces reported herein represent troy ounces, "g/t Au" represents grams per gold tonne and "g/t Ag" represents grams per silver tonne.

(7) Columns may not sum due to rounding.

(8) The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(9) Energy prices of $2.50 per gallon of diesel and $0.065 per kWh were used.

Mining Operations

The PFS presented in the DeLamar Report considers open-pit mining of the DeLamar and Florida Mountain Areas.  Mining will utilize 23-cubic meter (30-cubic yard) hydraulic shovels along with 13-cubic meter (16.7-cubic yard) loaders to load 136-tonne capacity haul trucks.  The haul trucks will haul waste and ore out of the pit and to dumping locations.  Due to the length of ore hauls, the ore will be stockpiled near the pits followed by loading into a Railveyor system which will convey the ore into a crusher.  The Railveyor system will be supplemented with haul trucks on an as needed basis.

Waste material will be stored in waste-rock storage facilities ("WRSFs") located near each of the Florida Mountain and DeLamar Areas, as well as backfilled into pits where available.  The exception is the Milestone pit, from which waste material will be fully utilized for construction material for the tailing storage facility ("TSF").

Production scheduling was completed using Geovia's MineSched™ (version 2021) software.  Proven and Probable Mineral Reserves along with waste material inside pit designs were used to schedule mine production.  The production schedule considers the processing of DeLamar and Florida Mountain Area oxide and mixed material by crushing and heap leaching, with some of the DeLamar Area material requiring agglomeration prior to leaching.  DeLamar and Florida Mountain Area non-oxide material would be processed using flotation followed by cyanide leaching of the flotation concentrate.

An autonomous Railveyor light-rail haulage system is planned to be used to transport ore from the open pits to the crusher facility.  Utilizing the Railveyor system allows the opportunity to realize cost savings compared to typical truck haulage.  This system, in conjunction with the planned solar and liquid natural gas electrical microgrid will reduce the overall fuel consumption and carbon footprint of the DeLamar Project.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

The PFS has assumed owner mining instead of the more expensive contract mining.  The production schedule was used along with additional efficiency factors, performance curves, and productivity rates to develop the first-principal hours required for primary mining equipment to achieve the production schedule.  Primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.  Support, blasting, and mine maintenance equipment will be required in addition to the primary mining equipment.

Processing and Recovery Operations

Processing

The PFS envisions the use of two process methods for the recovery of gold and silver:

1. Lower-grade oxide and mixed materials will be processed by crushed-ore cyanide heap leaching; and

2. Non-oxide material will be processed using grinding followed by flotation, and very fine grinding of flotation concentrate for agitated cyanide leaching.

Heap-leach and milling ores will be coming from both the Florida Mountain and DeLamar Areas.  Pregnant solutions from the heap-leach operation and from the milling operation will be processed by the same Merrill-Crowe zinc cementation plant.  Processing will start with heap leaching in the first two years of operation.  Milling of higher-grade non-oxide ore will start in the third year of operation.

Both Florida Mountain and DeLamar Area oxide and mixed ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in three stages to a nominal size of 80% finer than (P80) 12.7-millimeter (0.5 inches), at a rate of 35,000 tpd.  About 45% of DeLamar Area ore is expected to require agglomeration.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Pregnant leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The precipitate will be filtered, dried, and smelted to produce gold and silver doré bullion for shipment off site.

The milling process will start with primary crushing of the ore to a nominal P80 of 120 millimeter (4.72 inches), followed by grinding in a SAG mill-ball mill circuit to a P80 of 150 microns.  The ball mill discharge will be pumped to hydrocyclones, with the hydrocyclone overflow advancing to flotation and the underflow returning to the ball mill. The mill will have a nominal capacity of 6,000 tpd.

The flotation circuit will produce a sulfide concentrate that will recover gold and silver from the ore.  This flotation concentrate will be reground to a nominal P80 of 20 microns before being leached in agitated leach tanks.  Pregnant solution will be separated using a CCD circuit that employs dewatering cyclones and thickeners.  The pregnant solution is then sent to the Merrill-Crowe plant and gold smelting facility to produce gold and silver doré bullion.

The flotation tailing stream will be thickened and pumped to the tailing storage facility.  The concentrate leach residue will be sent to cyanide destruction, then stored in a separate concentrate leach tailing storage facility.

Recovery

Recoveries were applied based on recommendations of the relevant author of the DeLamar Report.  Recoveries are shown in the table below.  The oxide and mixed recoveries assume crushed heap leaching for oxide and mixed material, and flotation milling for non-oxide material.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

DeLamar and Florida Mountain Area Recoveries

Recoveries by Area	Oxide		Mixed		Non-Oxide
	Au	Ag	Au	Ag	Au	Ag
Florida Mountain	89%	49%	72%	47%	Eq. 1	Eq. 2
Sullivan Gulch	86%	20%	61%	39%	38%	73%
DeLamar	78%	11%	61%	42%	39%	87%
Sommercamp	87%	15%	58%	44%	39%	87%
Glen Silver	70%	18%	63%	30%	28%	64%
South Wahl	77%	37%	50%	74%	39%	87%
Milestone	75%	18%	45%	18%	39%	87%

Capital and Operating Costs

The table below summarizes the estimated capital costs for the DeLamar Project.  The LOM total capital costs are estimated as $589.5 million, including $307.6 million in preproduction capital (including working capital and reclamation bond) and $281.8 million for expansion and sustaining capital.  Sustaining capital includes $30.8 million in reclamation costs.  The estimated capital costs are inclusive of sales tax, engineering, procurement and construction management ("EPCM") and contingency.

Capital Cost Summary

Mine	Pre-Production	Sustaining Yr 1 to Yr 17	Total LOM
Mining Equipment	$ 28,859	$ 88,544	$ 117,403
Pre-Stripping	$ 12,712	$ -	$ 12,712
Other Mine Capital	$ 1,919	$ 225	$ 2,144
Sub-Total Mine	$ 43,490	$ 88,769	$ 132,260

Processing
Leach Pad Construction Cost	$ 42,296	$ 11,035	$ 53,331
Oxide Plant Construction	$ 165,198	$ 8,842	$ 174,040
Non Oxide Mill Construction	$ -	$ 132,005	$ 132,005
Tailings Storage Facility Construction	$ 3,836	$ 58,793	$ 62,629
Sub-Total Processing	$ 211,330	$ 210,675	$ 422,005

Infrastructure
Power	$ 3,500	$ -	$ 3,500
Access Road	$ 8,957	$ -	$ 8,957
Other	$ 7,652	$ 974	$ 8,626
Sub-Total Infrastructure	$ 20,109	$ 974	$ 21,083

Owner's Costs	$ 7,001	$ -	$ 7,001

SUB-TOTAL	$ 281,930	$ 300,418	$ 582,349

Other
Working Capital	$ 19,518	$ (19,518)	$ -
Cash Deposit for Reclamation Bonding	$ 6,167	$ (6,167)	$ -
Salvage Value	$ -	$ (23,729)	$ (23,729)
TOTAL	$ 307,615	$ 251,004	$ 558,620
Reclamation	$ -	$ 30,835	$ 30,835
Total Including Reclamation Costs	$ 307,615	$ 281,839	$ 589,454

(1) Capital costs include contingency and EPCM costs.

(2) Mining equipment includes cost of Railveyor.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

(3) Major mining equipment assumes financing by equipment vendor with 10% down; principal payments included under sustaining capital column and interest payments included in operating costs.

(4) Sustaining capital showed in this table includes expansion capital (non-oxide plant) and principal payment of mining equipment leases (see note 3 above).

(5) Working capital is returned in year 17.

(6) Cash deposit = 20% of bonding requirement.  Released once reclamation is completed.

(7) Salvage value for mining equipment and plant.

The table below shows the estimated LOM operating costs for the DeLamar Project.  Operating costs are estimated to be $12.93 per tonne processed for the LOM.  This includes mining costs, which are estimated to be $1.90 per tonne mined.  The total cash cost is estimated to be $923 per ounce of AuEq2 and site level AISC are estimated to be $955 per ounce of AuEq.

Operating and Total Cost Summary

(1) By-Product costs are shown as US dollars per gold ounces sold with silver as a credit.

(2) Co-Product costs are shown as US dollars per gold equivalent ounce.

Exploration and Development

Please see "2023 Outlook" section above for further details on the Company's current and contemplated exploration and development activities.

Opportunities

There is the potential to lower project capital costs by foregoing mill processing and instead operate a heap-leach only project.  In this scenario, a high percentage of the current heap-leach reserves would be processed at the 35,000 tpd rate envisioned in the PFS.  LOM capital expenditures would decrease significantly as expansion capital, such as non-oxide treatment plant and tailing facilities, would not be required.  A decision to construct and initiate mill processing (stage 2) could be exercised at any time, providing the flexibility to respond to changing market conditions and thereby reducing project risk.

2 Gold equivalent = oz Au + (oz Ag ÷ 79.07)

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

A heap-leach only approach will reduce risk and provide greater flexibility to respond to the prevailing economic environment in connection with a decision to pursue a milling scenario later.

Please see "Q3 2023 in Review" and "2023 Outlook" sections above for further details on the Company's heap leach only strategy.

Please see the DeLamar Report on the Company's website at www.integraresources.com for additional details on potential opportunities.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

 (2) Wildcat and Mountain View Properties, Nevada

The bulk of the information in this section is derived from the "Technical Report and Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Nevada, USA", dated July 30, 2023 with an effective date of June 28, 2023 (the "Wildcat and Mountain View Report"). The Wildcat and Mountain View Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

Economic Analysis

The life-of-mine (LOM) base case cash flow is summarized in the table below:

Summary LOM Cash Flow, Wildcat and Mountain View Projects

This preliminary economic assessment is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The average annual LOM production at Wildcat and Mountain View is expected to be 80,000 oz AuEq per year which, at the base case metal prices of $1,700/oz Au and $21.50/oz Ag will generate total LOM net free cash flow of $485 million and average annual free cash flow of $46 million from year 1 to year 13. Corporate office general and administrative costs were not included in the LOM costs for the Projects.

The base case cash flow is equivalent to an after-tax net present value (NPV) of $309.6 million at a discount rate of 5% and yields an internal rate of return (IRR) of 36.9%. Over the LOM period, the operating margin averages 48.1%.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

At the time of announcement (June 27, 2023) spot prices of $1,920/oz gold and $22.00/oz silver, the forecast cash flow evaluates to an after-tax NPV5% of $442.1 million at an annual discount rate of 5% and yields an internal rate of return (IRR) of 49.7%.

The Projects are expected to have direct cash costs of $882/oz gold equivalent (AuEq) an All-in-Sustaining Cost (AISC) of $973/oz AuEq, and All-in-Costs (AIC) of $1,175/oz AuEq.

After-Tax NPV, IRR and Payback Sensitivity Table

Mineral Resources

Wildcat Mineral Resource Estimate

The QPs have classified the Wildcat Project mineral resource estimate as indicated, and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Wildcat deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the Mineral Resource Estimate is June 28, 2023. William Lewis P. Geo, of Micon is the QP responsible for the Wildcat mineral resource estimate.

The table below displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Wildcat deposit.

Wildcat Deposit June, 2023, Mineral Resource Estimate Statement

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Table Notes:

(1) Effective date of the Mineral Resource Estimate is June 28, 2023.

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3) William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Wildcat Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

(4) The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of $1,800/oz, mining costs of $2.4/t, processing cost of $3.7/t, G&A costs of $0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

(5) An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

(6) The Inverse Distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

(7) Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

(8) The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(9) Neither Integra nor Micon's QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

For the Wildcat deposit, a reasonable economic cut-off grade for the resource estimate was determined to be 0.15 g/t Au. This cut-off grade was determined using the parameters presented in the table below. The QP considers the selected cut-off grade of 0.15 g/t Au to be reasonable based on the current knowledge of the Project.

In addition to the cut-off grade, an open pit optimizer program was run on the block model to constrain the mineral resources within a pit shell.

Wildcat Project Mineral Resource Estimate Economic Parameters

Mountain View Mineral Resource Estimate

The QPs have classified the Mountain View Project mineral resource estimate as indicated and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The estimate is considered to be a reasonable representation of the mineral resources of the Mountain View deposit, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

The table below displays the results of the mineral resource estimate at a gold cut-off grade of 0.15 g/t for the Mountain View deposit. William Lewis, P. Geo. of Micon is the QP responsible for the Mountain View mineral resource estimate.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Mountain View Deposit June, 2023, Mineral Resource Estimate Statement

Table Notes:

(1) Effective date of the Mineral Resource Estimate is June 28, 2023.

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3) William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Mountain View Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

(4) The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of $1,800/oz, mining costs of $1.67/t to $2.27/t, processing cost of $3.1/t, G&A costs of $0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. Gold equivalent in the Resource Estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

(5) An average bulk density of 2.6 g/cm³ was assigned to all mineralized rock types.

(6) Inverse Distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

(7) Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

(8) The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(9) Neither Integra nor Micon' QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

A reasonable economic cut-off grade for resource evaluation at the Mountain View deposit is 0.15 g/t Au. This was determined using the parameters presented in the table below.

In addition to the cut-off grade, an open pit shell optimization was undertaken on the block model to constrain the mineral resources within a conceptual pit shell.

Mountain View Project, Mineral Resource Economic Parameters

Mining Operations

The mine production schedule was created with a cutoff grade of 0.15 g/t of gold applied to all material across both Projects. Various scenarios were run to determine the optimal processing rate. The scenarios ranged from 10,000 t/d to 30,000 t/d, in increments of 5,000 t/d. The best net present value (NPV) for the Wildcat Project was achieved at a processing rate of 30,000 t/d, while the Mountain View Project showed the highest NPV at a rate of 20,000 t/d.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

To minimize capital requirements and maximize NPV, the two Projects have been designed to share mining and processing resources. Consequently, a processing rate of 30,000 t/d was retained for both Projects. However, due to factors such as high stripping ratios, bench advance rates, and mining rate constraints, the processing capacity at the Mountain View Project is not optimized.

The scheduling process was designed to optimize NPV and internal rate of return (IRR). There is synergy between the Wildcat and Mountain View operations, with shared resources enhancing operational efficiency.

Production at the Wildcat Project is scheduled to commence in Year 1, with construction of Phase 1 of the heap leach pad. The objective is to maximize the processing rate and generate cash to fund the expansion of the leach pad. Additional mining resources will be acquired and allocated to the Mountain View Project from Year 5 to Year 7, during which pre-stripping activities will be initiated. Leachable material will be stockpiled during this period. In Year 7, the Wildcat Project will be completed, and the remaining mining resources will be relocated to the Mountain View Project to increase the mining rate. The processing facilities, including the crusher and plant, will also be relocated from Wildcat to Mountain View, and metal production will commence at the Mountain View site in Year 7.

For the current PEA, owner mining was selected over more costly contract mining. The production schedule, along with additional efficiency factors, performance curves, and productivity rates, was utilized to calculate the hours required for primary mining equipment to meet the production schedule. The primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.

In addition to the primary mining equipment, provision has been made for support equipment, blasting equipment, and mine maintenance facilities.

Processing Operations

Run-of-mine (ROM) material will be truck dumped into the primary jaw crusher feed hopper. The undersize ore will be scalped prior to the jaw crusher by a grizzly screen and deposited on the secondary crusher feed conveyor. The undersize ore and primary crushed ore will be screened with oversize crushed by secondary and tertiary cone crushers. Material will then be dosed with lime and conveyor stacked on the leach pad.

The stacked ore will be leveled and ripped by a dozer prior to the deployment of drip emitters. Dilute cyanide solution (NaCN) will be applied to the mineralization. The cyanide solution will flow through the heap by gravity and report to a pregnant solution tank within the pregnant solution pond.

The pregnant solution will be pumped through a series of activated carbon beds to remove the gold. The barren solution will be dosed with additional cyanide and anti-scalant and recirculated back to the heap. The activated carbon will be advanced counter-current to the solution. The loaded carbon will be transferred to an acid wash / elution circuit to remove contaminants and gold from the carbon. The carbon will then be re-introduced to the adsorption circuit. After year 7 of operation, loaded carbon from Wildcat will be shipped by tanker trailers for acid wash / elution at the Mountain View facility.

After stripping of metals at the Adsorption, Desorption, Recovery (ADR) plant, the carbon will be sized, washed in dilute hydrochloric acid, neutralized, regenerated in a kiln, and then recycled into the carbon column. Some additional carbon will be added to account for carbon losses in the system.

Material from the elution circuit will be smelted into doré bars to be sold to a gold refinery.

For each of the Projects, facilities will include a single large leach pad, a single process pond (barren/pregnant pond), an emergency drain-down pond, carbon columns, an ADR plant, a laboratory and the other associated facilities.

Energy requirements were estimated at approximately 49,000,000 kWh/y for Wildcat and approximately 40,400,000 kWh/y for Mountain View. Power will be generated on site, using LNG generators, at an estimated cost of US$0.13/kWh.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Reagents and consumables were estimated using the metallurgical testwork performed at McClelland laboratory. Reagent costs were estimated using actual quotes for lime, cyanide and carbon) and benchmark costs for lesser items.

Water will be supplied from wells near the processing facility.

The Wildcat Project processing facility will need approximately 800 gpm (600 gpm at Mountain View) of make-up water to saturate new mineralization stacked, provide dust control, and off-set evaporation. In addition, it is estimated that 100,000 m3 (approximately 80 acre-feet) per year will be required for mining activities (including dust control) per year.

Capital and Operating Costs

The capital cost estimate was developed using current and historical quotes and bulk materials costs based on similar projects, with allowances for the location of the Wildcat and Mountain View Projects relative to materials manufacturing and delivery, available work force and contractor support resources. Two scenarios have been evaluated for the Mountain View Project. The first scenario starts mining at Mountain View two years after Wildcat and progresses concurrently. The relative proximity of the two Projects allows the carbon from Mountain View to be processed at Wildcat. The second scenario begins mining at the Mountain View Project sequentially, following the completion of mining at the Wildcat Project. This scenario allows the mining fleet at Wildcat and most of the processing equipment to be relocated to Mountain View. This scenario is favourable due to the lower capital expenditures.

An operating cost estimate was developed for both the Wildcat and the Mountain View Projects using current reagent market price quotes from local vendors, leaching parameters from metallurgical testing performed by McClelland Laboratories, and operational experience in the local area.

The tables below are from the Company's June 28, 2023 press release and highlights capital expenditures and operating costs.

Wildcat & Mountain View Project Capital Cost Breakdown

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Operating Cost, AISC and AIC Breakdown

(1) Includes private royalties and state-level cash taxes

(2) Expansion capital includes heap leach expansion at Wildcat in year 2 and Mountain View in year 9

(3) Non-Sustaining Capital includes initial capital at Wildcat and Mountain View and equipment leases Note: Costs may not reconcile exactly due to rounding

Cash Costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but exclude corporate G&A and exploration expenses. All-in Sustaining Cost (AISC) includes Cash Costs, sustaining and expansion capital, but excludes corporate G&A and exploration expenses. All-in Cost (AIC) includes AISC level costs, initial capital and equipment finance costs associated with initial capital.

Exploration and Development

Please see "Q3 2023 in Review" and "2023 Outlook" sections above for further details on the Company's current and contemplated exploration and development activities.

Please see the Wildcat and Mountain View technical Report on the Company's website at www.integraresources.com for additional details.

(3) BlackSheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the BlackSheep District ("BlackSheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in BlackSheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The BlackSheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

The Company completed an extensive regional exploration program at BlackSheep in 2019 and 2020. This regional exploration program included:

• Additional rock-chip sampling and prospect scale mapping

• A regional airborne magnetic and radiometric survey

• Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and BlackSheep Districts

• Induced polarization ("IP") survey currently underway

(4) War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit. On June 21, 2021, Gold Royalty Corp. ("GRC") and Ely Gold announced that they have entered into a definitive agreement pursuant to which GRC will acquire all of the issued and outstanding common shares of Ely Gold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The transaction was completed on August 23, 2021.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

The following table highlights several of the best intercepts drilled by Integra at War Eagle.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

(5) Red Canyon Property, Nevada

Red Canyon is located within the Antelope (Eureka) mining district in Nevada, 52 km northwest of Eureka. The property can be accessed from the town of Eureka by following US Highway 50 west for 40km to 3 Bar Road. This road is then followed north for approximately 50km to the intersection with the Red Canyon access road. Local roads and dirt tracks lead south and east to the main areas of interest on the Red Canyon property. The 6,650-acre land package consists of 348 unpatented claims. The claims are publicly owned lands administered by the U.S. BLM. Gold mineralization at Red Canyon is sediment-hosted, Carlin-style, including deeply oxidized bodies overlying sulfide mineralization. Currently there are no defined mineral resources at Red Canyon, but there are 10 drill-ready targets.

Phase 1 drilling was completed in May 2021. The Phase 1 program consisted of 12 drill holes, totaling ~2,300m, in the Heavenly Target Zone, which is one of ten target areas currently identified on the property.

Observations:

• Drilling has confirmed that the mineralization found at the Heavenly Target Zone consists of stratabound Au mineralization hosted in calcareous siltstone units of the lower plate members of the Roberts Mountains Formation.

• Mineralization is dipping moderately to the southeast and is consistent with the Company's working geological model.

• Mineralization in the Heavenly Target Zone is open to the south and southeast, down-dip in units hosting mineralization.

• Millennial's team is currently conducting data interpretation to refine the Company's 3D Leapfrog geological model focused on favorable structures and stratigraphy to help design the Phase 2 campaign, aimed at expanding the footprint for oxidized Au mineralization at the Heavenly Target Zone.

• Millennial is also mapping and soil sampling other, previously identified, target areas of interest at Red Canyon to identify high-quality drill targets with potential to host oxidized gold mineralization.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Red Canyon Drilling Highlights:

• HVN-2021-002RD returned high-grade intercepts of 4.54 g/t Au over 54m, including 9.18 g/t Au over 22m, with local high grades of 19.16 g/t Au over 5m.

• HVN-2021-003 returned high-grade intercepts of 3.01 g/t Au over 11m, including 10.32 g/t Au over 3m, with local high grades of 20.5 g/t Au over 1m.

• HVN-2021-005 returned high-grade intercepts of 4.61 g/t Au over 18m, including 7.42 g/t Au over 8m, with local high grades of 11.47 g/t Au over 1m.

(6) Ocelot Property, Nevada

The Ocelot (historically known as Zeno) property is located within the Shoshone Mountains in Nevada, 57km southwest from the world class Au deposits at Pipeline/Cortez. The 3,515-acre land package consists of 172 unpatented claims on publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Ocelot is strongly representative of a low sulfidation epithermal Au/Ag system, hosted in the Valmy Formation and volcano-sedimentary units overlying local quartzite basement rocks. Several target areas display broad zones of alteration including argilization (quartz-illite) and intense silicification with boiling textures, characteristic of the upper levels in epithermal systems. Several promising target zones at Ocelot display encouraging Au, As, Hg, and other pathfinder element data from previous sampling programs. Mapping reports broad zones of silicification and sinter on the property with assays up to 200 ppb Au. Historical shallow drilling reported intersections up to 0.01 opt Au associated with micro breccia veinlets.

(7) Marr Property, Nevada

The Marr Property is located within Antelope Valley, Nevada, located 60km southwest from the world-class Pipeline deposit. The 1,921-acre land package consists of 93 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Marr is believed to be a low sulfidation, epithermal Au/Ag epithermal. The target area is covered, with historical drilling reporting zones of broad argillic alteration and high-level exposures of a low-sulfidation system, as characterized by chalcedony and opaline veining with sinter terraces. Anomalous Au and pathfinder elements in high-level quartz-chalcedony veins with boiling textures are common.

(8) Eden Property, Nevada

The Eden Property is located on the northwestern side of the East Range in the western Nevada rift, along the Sleeper-Sandman trend. Eden is located 22km southwest of the Town of Winnemucca within Pershing and Humboldt Counties. The 1,223-acre land package consists of 68 unpatented lode claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Eden represents a low sulfidation, epithermal Au/Ag system. The property can be accessed by a frontage road along Interstate 80. The target is hosted in permeable Cenozoic volcanic and sedimentary rocks cut by basaltic dikes with quartz veins along through-going "plumbing structures".

(9) Dune Property, Nevada

The Dune Property is located in the Humboldt River Valley in the western Nevada rift, along the Sleeper - Sandman trend. Dune is located 18km southwest of the Town of Winnemucca within Humboldt County. The 644-acre land package consists of 36 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Dune consists of low sulfidation, epithermal Au-Ag typical of significant economic Au-Ag deposits of this region of Nevada. The property can be accessed via Jungo Road west from Winnemucca and then by an unimproved road approximately 3km to the south. The target concept is a structurally- and stratigraphically-controlled low sulfidation gold system, hosted by permeable Cenozoic volcanic and sedimentary rocks. A large part of the property is covered by quaternary gravels.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

(10) Cerro Colorado Property, Arizona

The Cerro Colorado Property is located within a historic silver mining district, 70km southwest of Tucson, Arizona and is situated along the Laramide porphyry copper belt. Cerro Colorado is located 26km southwest of the historical Pima Mining District, which contains several active porphyry copper and skarn mining operations. Seven distinct areas of interest comprise the combined 10,097-acre land package, consisting of 229 BLM claims and 14 Arizona State Land Department (ASLD) mineral exploration permits. Cerro Colorado hosts numerous historical mining operations that exploited Ag-Au (±Cu)-bearing veins hosted by Jurassic and early Laramide volcanic rocks. District-scale and local alteration patterns indicate potential for porphyry copper mineralization within intrusive units beneath the volcanic host rocks. Limited historical drilling in intrusive units adjacent to Integra's areas done by Phelps Dodge and Mine Finders reported weakly mineralized porphyry copper intrusions. Recent academic work in the area suggests a lack of Cenozoic extension and dismemberment in the district, preserving the Ag-Au veins and associated deeper porphyry copper systems upright and intact below older volcanic rocks.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of September 30, 2023, December 31, 2022, and December 31, 2021, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements for the years ended December 31, 2022 and 2021.

	Nine-Months Ended September 30, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Exploration and evaluation expenses	(17,288,060)	(13,467,035)	(25,797,910)
Operating loss	(21,971,272)	(19,212,921)	(31,702,931)
Other income (expense)	(48,834)	(594,100)	(1,230,714)
Net loss	(22,020,106)	(19,807,021)	(32,933,645)
Net loss per share	(0.42)	(0.73)	(1.45)
Other comprehensive income (loss)	103,747	(663,590)	480,751
Comprehensive loss	(21,916,359)	(20,470,611)	(32,452,894)
Cash and cash equivalents	14,912,869	15,919,518	14,337,078
Exploration and evaluation assets	64,406,445	40,801,924	56,491,140
Total assets	84,631,591	61,422,237	75,160,191
Total current liabilities	16,290,781	15,390,668	5,719,241
Total non-current liabilities	21,027,236	24,708,404	40,365,947
Working capital (deficit) *	(402,023)	1,603,220	9,387,223
Working capital (deficit) - excluding convertible debt liability	$9,604,757	$11,651,434

*Working capital includes convertible debt liability. The convertible debt is required to be included under short term liabilities given that it is convertible at the option of the lender. The maturity of the convertible debt is August 2025.

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and as most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. As a result, comparative figures in the consolidated financial statements have been translated into US dollars. No changes were made to the Company's functional currencies, as per the management's assessment based on the IAS 21 recommendations, which will continue to be performed on a quarterly basis.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

In the current nine-month period, the Company reclassified its site support costs from general and administration expenses to exploration and evaluation expenses. The new classification has not impacted the operating loss, as the Company expenses all exploration and evaluation costs. Comparative numbers have been reclassified to conform with the current's period reclassification.

The operating losses for the nine-month period ended September 30, 2023 and years ended December 31, 2022 and 2021 were mostly driven by exploration and evaluation expenses, as well as head office G&A expenses.

Other income/expenses for the nine-month period ended September 30, 2023 was mostly driven by the interest and accretion expenses related to the convertible debt, and reclamation accretion expenses, partly offset by change in fair value of derivatives (non-cash), rent income, interest income, and foreign exchange gain. Other income/expenses for the year ended December 31, 2022 were mostly driven by the reclamation accretion expenses, interest and accretion expenses related to the convertible debt, partly offset by foreign exchange gain, interest and rent income, and change in fair value of derivatives (non-cash). Other expenses for the year ended December 31, 2021 were mostly due to foreign exchange loss and reclamation accretion expenses, partly offset by interest and rent income.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the current nine-month period increased compared to the year ended December 31, 2022, mostly due to an increase in exploration and evaluation assets (related to the acquisition of Millennial).  Total assets in the current year ended December 31, 2022 decreased compared to the year ended December 31, 2021, mostly due to a decrease in exploration and evaluation assets (resulting from a reclamation adjustment), partially off-set by a slight increase in cash and pre-paid expenses.

Working capital in the current nine-month period ended September 30, 2023 decreased compared to the year ended December 31, 2022 mostly due to a decrease in cash (due to increased exploration and evaluation expenditures). The Company's working capital in the current period, excluding the convertible debt liability, was $9,604,757. Working capital in the year ended December 31, 2022 decreased compared to the year ended December 31, 2021 due to the convertible debt being classified as a current liability. The Company's working capital, excluding the convertible debt liability, was $11,651,434, which represents an increase compared to the year ended December 31, 2021, mostly due to an increase in cash in the year ended December 31, 2022, as a result of the Company's August 2022 equity financing and proceeds from convertible debt initial advance.

Total current liabilities slightly increased in the current nine-month period ended September 30, 2023 compared to the year ended December 31, 2022, as a result of an increase in convertible host liability (due to increased loan interest rate) as well as increases in trade and other payables. These increases were partially offset by a decrease in the convertible derivative component (due to a decrease in share price). Total current liabilities increased in the year ended December 31, 2022, when compared to the year ended December 31, 2021, due to the convertible debt loan being classified as a current liability, despite the fact that the maturity date of this loan is in August 2025.  The Company adopted IAS 1 amendments in 2022 and classified the liability portion of the convertible debt as a current liability, in accordance with these amendments. As a result, the Company reported lower working capital in the year ended December 31, 2022.  Total non-current liabilities decreased in the current nine-month period ended September 30, 2023 compared to the year ended December 31, 2022 mostly due to the reclamation liability decrease, partly offset by an increase in long-term lease liability, due to merger in the current period. Total non-current liabilities decreased in the current year ended December 31, 2022 compared to the year ended December 31, 2021 mostly due to a change in reclamation liability assumptions around inflation and discount rates.

The Company spent $17,288,060 in exploration and evaluation activities during the nine-month period ended September 30, 2023 (September 30, 2022 - $9,354,124). In the current nine-month period, the Company reclassified its site support costs to the Exploration and Evaluation expenses. These costs include all the support staff (such as accounting team, site management, safety, equipment operators, etc) and project related G&A costs (such a fee on surety bond, insurance, staff house, Boise office, rental apartment, software and other G&A fees).

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Historically, the Company has classified those costs as "General & Administration" expenses in the Consolidated statements of operations and comprehensive loss. The reclassification does not impact the operating loss, as the Company also expenses Exploration and Evaluation costs. Comparative numbers have been reclassified to conform with the current's period reclassification. Recognizing that site support costs are integral to the exploration and development project activities, management has carefully evaluated this alignment and concluded that classifying these expenses under Exploration and Evaluation Expenses offers a more accurate and transparent reflection of the nature of those costs. The site support expenses are now reported in the table below.

The following tables outline the Company's exploration and evaluation expense summary for the nine-month periods ended September 30, 2023 and 2022:

Exploration and Evaluation Expense Summary (Nine-Month Ending September 20, 2023):

	Idaho Properties

	DeLamar Project	Other Idaho deposits	Joint expenses	Total Idaho Properties
Contract exploration drilling	2,056,797	-	-	2,056,797
Contract met drilling	1,113,706	-	-	1,113,706
Contract condemnation drilling	425,773	-	-	425,773
Contract geotech drilling	312,147	-	-	312,147
Contract ground water drilling	84,301	-	-	84,301
Exploration drilling - other drilling labour & related costs	949,834	-	-	949,834
Met drilling - other drilling	435,114	-	-	435,114
labour & related costs
Condemnation drilling - other	188,013	-	-	188,013
drilling labour & related costs
Other exploration expenses*	676,085	1,376	-	677,461
Other development expenses**	1,798,741	-	-	1,798,741
Land***	332,489	22,602	192,225	547,316
Permitting	3,774,632	-	-	3,774,632
Metallurgical test work	324,250	-	-	324,250
Technical reports and engineering	1,371,587	-	-	1,371,587
External affairs/Community engagement	252,492	-	-	252,492
Site support expenses****	1,482,942	-	-	1,482,942
Total	$ 15,578,903	$ 23,978	$ 192,225	$15,795,106

	Nevada/Arizona Properties
	Wildcat	Mountain View	Other Nevada & Arizona	Joint expenses	Total Nevada / Arizona Properties
Contract exploration drilling	-	-	-	-	-
Contract met drilling	-	-	-	-	-
Contract condemnation drilling	-	-	-	-	-
Contract geotech drilling	-	-	-	-	-
Contract ground water drilling	-	-	-	-	-
Exploration drilling - other drilling labour & related costs	-	-	-	-	-
Met drilling - other drilling	-	-	-	-	-
labour & related costs
Condemnation drilling - other	-	-	-	-	-
drilling labour & related costs
Other exploration expenses*	4,429	7,553	54,481	-	66,463
Other development expenses**	57,081	30,886	-	290,824	378,791
Land***	171,503	60,478	249,345	-	481,326
Permitting	154,341	24,955	-	-	179,296
Metallurgical test work	5,497	1,727	-	-	7,224
Technical reports and engineering	115,780	70,380	-	-	186,160
External affairs/Community engagement	-	-	-	37,607	37,607
Site support expenses****	-	-	-	156,087	156,087
Total	$508,631	$195,979	$303,826	$484,518	$1,492,954

            *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM, Idaho Department of Land and Arizona State Lands Department annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Exploration and Evaluation Expense Summary (Nine-Month Ending September 20, 2022):

	Idaho Properties

	DeLamar Project	Other Idaho deposits	Joint expenses	Total
Contract exploration drilling	$489,656	$-	$-	$489,656
Contract metallurgical drilling	657,499	-	-	657,499
Contract condemnation drilling	216,877	-	-	216,877
Exploration drilling - other drilling labour & related costs	563,159	10,779	-	573,938
Metallurgical drilling - other drilling labour & related costs	310,344	-	-	310,344
Condemnation drilling - other	298,881	-	-	298,881
drilling - labour & related costs
Other exploration expenses*	751,627	-	-	751,627
Other development expenses**	1,351,421	-	-	1,351,421
Land***	252,778	22,602	221,770	497,150
Permitting	2,127,565	-	-	2,127,565
Metallurgical test work	164,563	-	-	164,563
Technical reports and engineering	624,665	-	-	624,665
External affairs/Community engagement	196,527	-	-	196,527
Site support expenses****	1,093,411	-	-	1,093,411
Total	$9,098,973	$33,381	$221,770	$9,354,124

  *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

  **Includes development G&A expenses and payroll

  ***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

  ****Includes site G&A expenses

RESULTS OF OPERATIONS

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023

Net loss for the nine-month period ended September 30, 2023 was $22,020,106 and the comprehensive loss $21,916,359, compared to a net loss of $13,602,301 and a comprehensive loss of $14,425,037 for the nine-month period ended September 30, 2022.

Overall, operating expenses were higher in the current nine-month period mostly due to an increase in exploration and development expenses. Other expenses were higher in the current nine-month period (other expenses) comparing to the same period last year (other income) mostly due to higher convertible debt interest and accretion expenses, partly offset by higher interest income and change in fair value of derivatives (non-cash).

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

In the current nine-month period, the Company reclassified its site support costs from general and administration expenses to the exploration and evaluation expenses. Comparative numbers have been reclassified to conform with the current's period reclassification.

The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $17,288,060 in exploration and development expenses during the nine-month period ended September 30, 2023 (September 30, 2022 - $9,354,124). The difference is mostly due to increased drilling, permitting and engineering activities in the current nine-month period.
  Stock-based compensation: the Company incurred $758,154 in stock-based compensation in the current nine-month period (September 30, 2022 - $1,396,620). The variance is due to the timing of vesting of equity incentive awards granted from 2018 to 2023.
  Compensation and benefits: these expenses amounted to $1,744,665 in the current nine-month period (September 30, 2022 - $1,318,444). The increase is mostly due to the salary expenses and bonus accruals for the new corporate employees retained in connection with the Millennial Acquisition.
  Office and administration: the Company incurred $577,189 in expenses during the current nine-month period (September 30, 2022 - $342,475). The difference is mostly due to the higher costs related to the sustainability report, additional IT support, and increased travel to the project sites in the current nine-month period.
  Professional fees: the Company incurred $360,025 in expenses during the current nine-month period (September 30, 2022 - $228,170). The difference is mostly due to higher accounting, tax, and consulting fees in the current period. These fees are mostly related to the Millennial Acquisition.
  Corporate development and marketing: the Company incurred $303,359 in expenses during the current nine-month period (September 30, 2022 - $193,111). The difference is due to increased marketing activities in the current period.

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2023

Net loss for the three-month period ended September 30, 2023 was $8,073,415 and the comprehensive loss $7,734,095, compared to a net loss of $3,305,706 and a comprehensive loss of $4,049,874 for the three-month period ended September 30, 2022.

Overall, operating expenses were higher in the current three-month period mostly due to an increase in exploration and development expenses. Other expenses were higher in the current three-month period (other income) comparing to the same period last year (other income) mostly due to higher convertible interest and accretion expenses and foreign exchange loss vs foreign exchange gain in a comparative period, partially off-set by higher interest income and change in fair value of derivatives (non-cash). The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $6,621,925 in exploration and development expenses during the current quarter (September 30, 2022 - $2,505,754). The difference is mostly due to increased drilling, permitting and engineering activities in the current three-month period.
  Stock-based compensation: the Company incurred $234,773 in stock-based compensation in the current three-month period (September 30, 2022 - $460,816). The variance is due to the timing of vesting of equity incentive awards granted from 2018 to 2023.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

  Compensation and benefits: these expenses amounted to $599,885 in the current three-month period (September 30, 2022 - $421,841). The increase is mostly due to the salary expenses and bonus accruals for the new corporate employees retained in connection with the Millennial Acquisition.
  Office and administration: the Company incurred $202,211 in expenses during the current three-month period (September 30, 2022 - $103,193). The difference is mostly due to the higher costs related to the sustainability report, additional IT support, and increased travel to the project sites in the current quarter.

Operating Activities

Net cash used by the Company in operating activities for the nine-month period ended September 30, 2023 was $20,866,084 (September 30, 2022 - $13,775,594).  The variance between these two periods was mostly driven by higher exploration and development expenditures in the current period.

Investing Activities

Net cash used in investing activities for the nine-month period ended September 30, 2023 was $3,908,883 (September 30, 2022 - $19,180 (provided by)). The difference between these two periods was mostly due a cash land payment of $2.5 million to Waterton (final acquisition payment related to Wildcat and Mtn View properties), $0.2 million for the Cerro Colorado (Arizona) option payment, and capitalized legal and due diligence fees related to the Millennial Acquisition.

Financing Activities

Net cash provided by financing activities in the current nine-month period ended September 30, 2023 was $23,768,318 (September 30, 2022 - $19,941,668). The difference between these two periods was mostly due to higher equity financings completed in 2023. The Company raised net proceeds of approximately $25 million in 2023 through the brokered and non-brokered private placements.

The Company raised net proceeds of approximately $19.3 million (net) in August 2022 through a bought deal financing and a convertible loan. The table below summarized the expected use of proceeds:

August 2022 Financing	Expected Use of Proceeds ($M) Mid-August 2022 to May 2023	Actual Use of Proceeds ($M) (1) September 2022 to June 2023	Variance ($M)
Exploration work, including drilling	$6.1	$5.3	($0.8)
Development work, including engineering and permitting	$7.1	$8.0	$0.9
Other Site Costs (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$2.1	$2.3	$0.2
Site Ongoing Environmental Monitoring / Water Treatment	$1.2	$1.0	($0.2)
Corporate G&A	$2.8	$3.3	$0.5
Total	$19.3	$19.9	$0.6

(1) Actual Use of Proceeds includes actual expenditures from September 2022 to June 30, 2023.

The Company raised net proceeds of approximately $16.0 million (net) in September 2021 through a bought deal financing. The table below summarized the expected use of proceeds:

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

September 2021 Financing	Expected Use of Proceeds ($M) September 2021 to May 2022	Actual Use of Proceeds ($M) (1) September 2021 to August 2022	Variance ($M)
Exploration work, including drilling	$7.0	$3.5	($3.5)
Development work, including engineering and permitting	$4.9	$5.7	$0.8
Other Site Costs (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$1.2	$2.5	$1.3
Site Ongoing Environmental Monitoring / Water Treatment	$0.9	$1.3	$0.4
Corporate G&A	$2.0	$2.8	$0.8
Total	$16.0	$15.8	($0.2)

(1) Actual Use of Proceeds includes actual expenditures from September 2021 to August 2022.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters *.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
September 30, 2023	Nil	(8,073,415)	(0.12)
June 30, 2023	Nil	(7,303,460)	(0.11)
March 31, 2023	Nil	(6,643,231)	(0.19)
December 31, 2022	Nil	(6,204,720)	(0.20)
September 30, 2022	Nil	(3,305,706)	(0.11)
June 30, 2022	Nil	(4,509,761)	(0.17)
March 31, 2022	Nil	(5,786,834)	(0.23)
December 31, 2021	Nil	(7,200,497)	(0.28)

*Previous quarters net loss per share data adjusted to reflect the 2.5 to 1 share consolidation completed in May 2023.

The net loss for last eight quarters was mostly driven by exploration and development expenses, corporate G&A expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and stock-based compensation expenses (non-cash item), partly offset by interest and rent income.  A foreign exchange gain was recorded in the first and second quarters of 2023 and second and third quarters of 2022. The net loss for all quarters since the third quarter of 2022 also included accretion expenses and interest expense accrual related to the convertible debt, as well as change in fair value of derivatives (all three are non-cash items)

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company currently has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital and convertible debt. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

The Company's working capital deficit, including the convertible debt liability as of September 30, 2023 was $402,023 (December 31, 2022 - working capital $1,603,220). The Company's working capital, excluding the convertible debt liability as of September 30, 2023 was $9,604,757 (December 31, 2022 - working capital $11,651,434).  Working capital in the current nine-month period ended September 30, 2023 decreased compared to the year ended December 31, 2022 mostly due to a decrease in cash in 2023 (due to increased exploration and evaluation expenditures).

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the  years ended December 31, 2022 and 2021, filed on SEDAR+ at www.sedarplus.ca  and on Integra's website at www.integraresources.com.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

There are a number of the net smelter returns, royalties, advance minimum royalties, annual claim filings, and work commitments on the Company's properties. Summaries of all those commitments are included in Note 16 of the Company's unaudited interim condensed financial statements for the three and nine-month periods ended September 30, 2023 and 2022.

ACQUISITION OF MILLENNIAL PRECIOUS METALS CORP.

On February 26, 2023, the Company entered into a definitive plan of arrangement (the "Plan of Arrangement") with MPM pursuant to which Integra acquires all of the issued and outstanding common shares of MPM (the "Transaction"). Each MPM shareholder was entitled to receive 0.092 common share (post Consolidation) of Integra for each share of MPM held. Each stock option of MPM was exchanged in accordance with the Plan of Arrangement. The Transaction was approved by the securityholders of MPM on April 26, 2023 and closed on May 4, 2023. In connection with the Plan of Arrangement, the Company issued 16,872,050 shares in exchange of MPM common shares, 764,704 stock options to replace MPM stock options and assumed 21,903,504 MPM warrants (convertible into 2,015,122 Integra shares). Based on the closing share price of Integra on May 4, 2023, the fair value of the consideration, including transaction costs, was $23,996,732.

The transaction is accounted for as an asset acquisition and the allocation of the purchase price to the assets acquired and liabilities assumed is based on estimated fair values at the time of acquisition.

As Integra was required to replace Millennial's stock options under the terms of the Transaction, and it accounted for the exchange of instruments as a modification of share-based payment awards. The purchase consideration includes the portion of the fair value of the Integra replacement options that relates to services prior to the acquisition. The fair value of the replacement options was calculated using the Black Scholes option pricing model with the weighted average assumptions of expected volatility of 51.99% - 61.47%, risk free interest rate of 3.15% - 4.43% and expected life of 1.0 and 3.07 years. Integra also assumed 21,903,504 MPM warrants (convertible into 2,015,122 Integra shares). The fair value of the MPM warrants on May 4, 2023 was calculated using the Black Scholes option pricing model with the weighted average assumptions of expected volatility of 59.03%, risk free interest rate of 4.22% and expected life of 1.12 years.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Current allocation of the purchase price to the estimated fair value of the assets and liabilities of MPM is as follows:

Purchase price:	May 4, 2023	Q3 2023 adjustments*	Total - September 30, 2023
Issuance of 16,872,050 shares of Integra to Millennial's shareholders	$22,697,554	$-	$22,697,554
Issuance of 764,704 options of Integra to Millennial's option holders	31,888	-	31,888
Fair value of Millennial warrants assumed by Integra	44,630	-	44,630
Transaction costs	1,222,660	-	1,222,660
	$23,996,732	$-	$23,996,732

Fair value of assets and liabilities acquired:

Cash	323,884	-	323,884
Receivables	103,234	(5,174)	98,060
Prepaids	19,278	-	19,278
Restricted cash	154,630	-	154,630
Security and reclamation deposits	45,395	(2,080)	43,315
Lease receivable	208,701	-	208,701
Right of use assets	377,071	-	377,071
PP & E	264,375	-	264,375
Exploration and evaluation assets	24,484,463	10,497	24,494,960
Accounts payable and accrued liabilities	(1,328,458)	(3,243)	(1,331,701)
Lease liability	(542,293)	-	(542,293)
Provision for site reclamation and remediation	(113,548)	-	(113,548)
	$23,996,732	$-	$23,996,732

*Q3 2023 immaterial adjustments were due to May 4, 2023 accounts receivable/accounts payable reversals and invoices related to the merger, received post-closing, which resulted in a $10,497 increase of the exploration and evaluation assets.

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors, CEO, CFO, COO and enterprises that are controlled by these individuals.

As September 30, 2023, $650,313 (December 31, 2022 - $636,555) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of September 30, 2023 were $26,285 (December 31, 2022 - $18,843) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors, CEO, CFO, and COO.

Remuneration attributed to executives and directors for the nine-month periods ended September 30, 2023 and 2022 were as follows:

	September 30, 2023	September 30, 2022
Short-term benefits*	$1,336,775	$1,230,308
Associate companies**	2,301	(13,498)
Stock-based compensation	403,818	931,335
Total	$1,742,894	$2,148,145

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

In the current nine-month period ended September 30, 2023, the Company issued 58,756 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the nine-month period ended September 30, 2022, the Company issued 49,179 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership. DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months.

CONVERTIBLE DEBT FACILITY

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the "Lender"), for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions.

In connection with the closing of the Merger with Millennial, the original Convertible Facility was amended on May 4, 2023 to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Merger, are loan parties and provide guarantees and security for the obligations under the loan agreement. The amended agreement modified the conversion price on the initial advance from $2.25 (adjusted for the Consolidation) to $1.73 (adjusted for the Consolidation) and increased the coupon interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the Loan Agreement, payable quarterly either in shares or in cash, at Integra's election.

Summaries of the convertible debt facility for the nine-month period ended September 30, 2023 and the year ended December 31, 2022 are included in the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2023 and 2022.

OUTSTANDING SHARE DATA

Share capital details are included in the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2023 and 2022.

The following table outlines the outstanding share data as of the date of this MD&A:

November 14, 2023
Issued and outstanding common shares	68,777,526
Outstanding Options/RSUs/DSUs to purchase common shares	2,767,147
Shares Issuable in exchange for Warrants **	2,015,122
Issued and outstanding common shares (fully diluted)	73,559,795

** 21,903,504 warrants outstanding, each exercisable for 0.092 ITR shares per 1 warrant.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's audited annual consolidated financial statements for the years ended December 31, 2022 and 2021.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's annual audited consolidated financial statements for the years ended December 31, 2022 and 2021.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company's Form 20-F for the fiscal year ended December 31, 2022, dated March 17, 2023 and available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

Readers are also advised to study and consider risk factors disclosed in the Millennial Precious Metals Corp management's discussion and analysis for the fiscal year ended December 31, 2022, dated April 28, 2023 and available under Millennial Precious Metals Corp's issuer profile on SEDAR+ at www.sedarplus.ca.

Limitations on the Mineral Resource and Reserve Estimates

The Company's Mineral Resources and Mineral Reserves are estimates only and are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends and other factors. The Company's Mineral Resource and Mineral Reserve estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other factors. There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves, including many factors beyond the Company's control. Estimation is a subjective process, and the accuracy of the Company's Mineral Resource or Mineral Reserve estimate is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation of that data and the level of congruence with the actual size and characteristics of the Company's deposits. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or geological formations may be different from those predicted. Further, it may take many years before production is possible, and during that time the economic feasibility of exploiting a discovery may change. These estimates may, therefore, require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of the Company's Mineral Resource and Mineral Reserve estimates.  Prolonged declines in the market price of gold or silver may render Mineral Reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's Mineral Reserves. Mineral Resource estimates are based on drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Mineral Resources and Mineral Reserves should not be interpreted as assurances of LOM or of the profitability of future operations. There is a degree of uncertainty in estimating Mineral Resources and Mineral Reserves and of the grades and tonnages that are forecast to be mined and, as a result, the grade and volume of gold or silver that the Company mines, processes and recovers may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources and Mineral Reserves, or of the Company's ability to economically extract these Mineral Reserves, could have a material adverse effect on the Company's projects and the Company's business, financial condition, results of operations, cash flows or prospects.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves. Inferred Mineral Resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility.  Accordingly, there is no assurance that Inferred Mineral Resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

NON-IFRS MEASURES

Alternative performance measures in this MD&A such as "cash cost", "AISC" "free cash flow" are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's projects, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS. As the Company has yet to commence production, the equivalent historical non-IFRS financial measure is $0.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

All-In Sustaining Cost ("AISC")

Site level AISC include cash costs (see description above) and sustaining capital but excludes head office G&A and exploration expenses.  The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Company's projects.

Working Capital

The Company has included a non-IFRS measure for "working capital" in this MD&A to supplement its financial statements, which are presented in accordance with IFRS. The Corporation believes that this measure provides investors with an improved ability to evaluate the performance of the Corporation. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, who are a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CORPORATE GOVERNANCE

Management and the Board recognizes the value of good corporate governance and the need to adopt best practices. The Corporation is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board mandate outlining its responsibilities and defining its duties. The Board has five committees: the Audit Committee, the Compensation Committee, the Nomination and Corporate Governance Committee, the Technical and Safety Committee, and the Environmental Social Governance Committee. Each Committee has a committee charter, which outlines the Committee's mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also adopted a Code of Business Conduct and Ethics, which governs the ethical behavior of all employees, management, and directors. For more details on the Company's corporate governance practices, please refer to Integra's website (www.integraresources.com) and the statement of Corporate Governance contained in Integra's Management Information Circular dated May 16, 2022. The Management Information Circular is available on Integra's website (www.integraresources.com) and on SEDAR+ (www.sedarplus.ca).

The Corporation's Directors have expertise in exploration, metallurgy, mining, financial reporting and accounting, M&A, financing, permitting and government relations, mine development and mine operations, environmental considerations, human resources, governance, and relations with tribal nations and local communities. The Board meets at least four times per year.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of September 30, 2023 and concluded that the disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and Rules 13a-15(f) and 15d-15(f) of the United States Securities Exchange Act of 1934, as amended. The Company's internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal controls over financial reporting include:

(a) Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the  assets of the Company;

(b) Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

(c) Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

(d) Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal controls over financial reporting as of September 30, 2023 and concluded that those controls were effective.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

There were no changes in internal controls of the Company during the nine-month period ended September 30, 2023 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this MD&A contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the Transaction, including, but not limited to, the goals, synergies, strategies, opportunities, profile, mineral resources and potential production, project timelines, prospective shareholding, integration and comparables to other transactions; the Consolidation; the future financial or operating performance of the Companies and the Companies' mineral properties and project portfolios; Integra's intended use of the net proceeds from the sale of Subscription Receipts; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Companies' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the Consolidation; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Three and Nine-Month Periods Ended September 30, 2023 and 2022

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Companies undertake no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Companies' plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Companies believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Companies have not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the unaudited interim condensed consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements with management. The Board of Directors has approved these unaudited interim condensed consolidated financial statements on the recommendation of the Audit Committee.

Jason Kosec

Chief Executive Officer

November 14, 2023